FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ☐

SIGNATURES
EXHIBIT INDEX
News Release dated March 31, 2005
Form 52-109FT1 CEO Certification
Form 52-109FT1 CFO Certification
Restated Articles of Incorporation

The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	News release dated March 31, 2005, referred to as:
“PARAMOUNT FILES 2004 YEAR END DISCLOSURE DOCUMENTS”

Exhibit 99.2	Form 52-109FT1 CEO Certification of Annual Filings During Transition Period

Exhibit 99.3	Form 52-109FT1 CFO Certification of Annual Filings During Transition Period

Exhibit 99.4	Restated Articles of Incorporation

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
Name: Charles E. Morin
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	News release dated March 31, 2005, referred to as:
“PARAMOUNT FILES 2004 YEAR END DISCLOSURE DOCUMENTS”

Exhibit 99.2	Form 52-109FT1 CEO Certification of Annual Filings During Transition Period

Exhibit 99.3	Form 52-109FT1 CFO Certification of Annual Filings During Transition Period

Exhibit 99.4	Restated Articles of Incorporation